Exhibit (a)(52)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
May 29, 2007		tad.hutcheson@airtran.com 678.254.7442

Arne Haak (Financial)		Judy Graham-Weaver
407.318.5187		judy.graham-weaver@airtran.com 678.254.7448

AirTran to Midwest: Imitation is the Sincerest Form of Flattery

Midwest’s plan to reconfigure seating arrangement on all aircraft in 2008 is a replica of the AirTran model

ORLANDO, Fla. (May 29, 2007) — AirTran Airways, Inc., a subsidiary of AirTran Holdings, Inc. (NYSE: AAI), today announced that the company is flattered by Midwest Air Group’s (Amex: MEH) latest move to put multiple seating classes on all of its aircraft by the end of 2008. The proposed seating configuration for Midwest Airlines is the very same approach that AirTran Airways has employed for ten years.

“At AirTran Airways, we’ve always believed in offering our customers choice,” said Joe Leonard, AirTran’s chairman and chief executive officer. “Midwest’s announcement today is an endorsement of AirTran Airways’ business model, but without the efficiencies, cost structure or market strength of a larger, more dynamic route network.”

“Furthermore, Midwest has a poor track record of execution and forecasting their financial results; less than 90 days into the year, they warned investors that they were going to be off their projected earnings for 2007, and today were again unable to confirm guidance for 2007,” Leonard added. “Midwest has outlined a plan that will not generate returns for two years, if at all. They have outlined the choices shareholders face: the current value of the AirTran offer or a risky future plan in an uncertain industry. The time has come for Midwest’s management to face reality and listen to the true owners of their company – the shareholders. The overwhelming majority of investors believe, just as we do, that the best course for Midwest going forward is to combine operations with AirTran Airways to form a truly national low-fare airline that has the cost structure and the business model needed to compete successfully in today’s airline industry. It is time to get a deal done.”

AirTran’s offer based on today’s closing share price is valued at $16.10 and represents a full and generous offer. In contrast Midwest has yet to quantify its projections for increased shareholder value as a result of its new plan.

AirTran announced earlier this month that as of May 16, 2007, approximately 57 percent of all outstanding shares had been tendered to Galena Acquisition Corp., showing that the majority of Midwest shareholders believe that the best future for the company is to reach a merger agreement with AirTran Airways.

AirTran recently increased its buyout offer for Midwest Air Group to $15 per share for all of the Midwest shares, a total of $389 million. The offer represents a premium of 83 percent over the 30-day average closing price of Midwest common stock prior to when AirTran made its initial proposal.

AirTran’s first offer to acquire all of Midwest’s common stock was priced at $11.25 per share on October 20, 2006. The offer also represents an approximately 65 percent premium over the closing price of Midwest stock on December 12, 2006, the day before AirTran disclosed its initial October 20, 2006, offer. The expiration date of the tender has been extended to terminate on June 8, 2007.

Midwest shareholders who have questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at 877-456-3422. (Banks and Brokers may call collect at 212-750-5833).

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